                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                  For the month of March, 2000


             NORDIC AMERICAN TANKER SHIPPING LIMITED
         (Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                          Hamilton HMEX
                             Bermuda
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         On February 25, 2000, the Company filed under cover of a Form 20-F its annual report to shareholders. That report should have been filed under cover of a Form 6-K. The Company is currently preparing its report on Form 20-F for the year ended December 31, 1999, and will file that report as an amendment to the report that was filed on February 25, 2000.

ADDITIONAL INFORMATION

         BP Amoco Plc files annual reports on Form 20-F (File No.
1-6262) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of
1934, as amended.

                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



             NORDIC AMERICAN TANKER SHIPPING LIMITED
                          (registrant)




Dated:  March 2, 2000            By:/s/ Herbjorn Hansson
                                    ----------------------------
                                        Herbjorn Hansson
                                        President and
                                        Chief Executive Officer

































                                3
01318002.AX3